

FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 1-4174

A. Full title of the plan:

The Williams Investment Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Williams Companies, Inc.
One Williams Center
Tulsa, Oklahoma 74172

THE WILLIAMS INVESTMENT PLUS PLAN

INDEX TO FINANCIAL STATEMENTS

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.



■ Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

■ Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Report of Independent Auditors

The Administrative Committee
The Williams Investment Plus Plan

We have audited the accompanying statements of net assets available for benefits of The Williams Investment Plus Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Administrative Committee. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 25, 2003

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
Assets:		
Investments	$469,694,879	$1,374,932,020
Cash	54,489	6,971,684
Interest and dividends receivable	-	6,226
Participant contributions receivable	-	1,604,381
Employer contribution receivable	-	1,077,219
Net receivable from other plans	-	314,132
Total assets	469,749,368	1,384,905,662
Liabilities:		
Other payables	-	2,559,172
Note payable	-	26,567,890
Total liabilities	-	29,127,062
Net assets available for benefits	$469,749,368	$1,355,778,600

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002

Contributions:	
Participant	$ 50,622,674
Employer	50,957,705
Rollovers	10,781,804
Total contributions	112,362,183
Net investment income (loss):	
Dividends	17,480,483
Interest	8,321,982
Total dividend and interest income	25,802,465
Net depreciation in fair value of investments	(858,389,401)
Investment expenses	(938,745)
Total net investment loss	(833,525,681)
Withdrawals	161,470,771
Dividend distributions	2,424,218
Interest expense	970,745
Decrease during the year	(886,029,232)
Net assets available for benefits at beginning of year	1,355,778,600
Net assets available for benefits at end of year	$ 469,749,368

See accompanying notes.

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1--Significant accounting policies and description of Plan

The information included below regarding The Williams Investment Plus Plan (the "Plan") provides only a general description of the Plan. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan, as amended and restated, is a defined contribution plan maintained for the benefit of substantially all employees of The Williams Companies, Inc. and its subsidiaries ("Williams") excluding employees covered by another defined contribution plan, employees represented by certain collective bargaining agreements, and certain other employees, as defined.

Fidelity Management Trust Company is the trustee and Fidelity Investments Institutional Operations Company, Inc. is the recordkeeper for the Plan.

In March 2001, the board of directors of Williams approved a tax-free spinoff of Williams Communications Group Inc. ("WCG"), a former subsidiary of Williams, to Williams' shareholders. A new plan sponsored by WCG was formed for WCG employees, including former Williams employees that were transferred to WCG. After the spinoff, contributions for these former employees were made to the WCG Investment Plan. In March 2002, and pursuant to elections by these former employees, investment balances of approximately $35 million, were rolled over to the WCG Investment Plan. This amount is reported as Withdrawals on the Statement of Changes in Net Assets Available for Benefits.

Investment valuation and income recognition

Guaranteed investment contracts are stated at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). The contract value of the guaranteed investment contracts approximates fair value, as determined by the trustee. Participant loans are carried at their outstanding balances, which approximate fair value. Shares of mutual funds are valued based on published market prices which represent the net asset values of the shares held by the Plan. The fair value of the common collective trust is based on the fair value of the underlying investments as determined by the trustee of the fund. Investments in common stock and all other assets are stated at fair value based upon closing market quotes.

Note 1--Significant accounting policies and description of Plan (continued)

The Stable Value Fund (the "Fund") invests in guaranteed investment contracts (with various insurance companies), synthetic guaranteed investment contracts, and the Managed Income Portfolio II (a common collective trust) which are held by Fidelity Management Trust Company as trustee for the Plan. The synthetic guaranteed investment contracts consist of investments held by the Plan in bond portfolios and other fixed income securities that have a wrapper contract issued by various insurance companies and financial institutions. The rate at which interest is accrued to contracts within the Fund ranged from 5.04 percent to 14.67 percent for the year ended December 31, 2002 and 5.45 percent to 10.34 percent for the year ended December 31, 2001. These rates reset annually.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Effective October 15, 2002, an Order issued by the U.S. Bankruptcy Court confirming the Reorganization of WCG provided that all outstanding securities of WCG stock were deemed cancelled. The WCG stock fund held investments in 20,519,703 shares of WCG stock which were deemed to have no value upon cancellation. Prior to cancellation, participants could redirect their investment in WCG stock or receive distributions in WCG stock under certain circumstances.

Risk and uncertainties

The Plan provides for various investments in common stock, mutual funds, a stable value fund which invests in guaranteed investment contracts and a common collective trust, and other assets. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Note 1--Significant accounting policies and description of Plan (continued)

Contributions

Participant contributions are recorded when Williams makes payroll deductions from Plan participants. Employer contributions are accrued in the period in which they become obligations of Williams. Each participant has an Employee Contribution Account, consisting of an After-Tax Account, a Pre-Tax Account and a Rollover Contribution Account, and an Employer Contribution Account, consisting of an Employer Matching Contribution Account, an Employer Cash Contribution Account, and an Employer Salary Deferral Contribution Account, as applicable. In addition, certain participants may also have a BESOP Employer Contribution Account, a MAPCO Employer Matching Contribution Account, a Transtock Account, and a WESOP Account, as applicable.

The Plan is a defined contribution plan to which a participant may allot from 1 percent to 30 percent of his compensation (1 to 10 percent for Highly Compensated Employees, as defined in the Plan) per pay period. The employer will contribute an amount equal to 100 percent of each participant's allotment up to a maximum of 6 percent of his compensation. In addition, the Plan allows for discretionary employer contributions. No such discretionary contributions were made in 2002. Prior to July 26, 2002, employer contributions were invested in Williams common stock. Effective July 26, 2002, the Plan was amended so that employer contributions were invested in the Stable Value Fund. Effective August 2, 2002 the Plan was amended to allow participants to direct the investment of employer contributions in one or more of the Plan's investment options. All such employer contributions are invested in the Stable Value Fund in the event the participant does not make a designation of investment funds. Prior to August 2, 2002, a participant could redirect the investment of his employer contribution account from the Williams common stock fund to any other fund option upon termination of employment or attainment of age 50.

The Pre-Tax Account is made up of amounts contributed from the participant's "before tax" compensation. The Plan allows a maximum contribution to the Pre-Tax Account of 30 percent of the participant's compensation (10 percent for Highly Compensated Employees). The maximum Pre-Tax contribution percentage is subject to periodic adjustment in order to comply with Internal Revenue Service ("IRS") Regulations. Participants may elect investment in any of various funds including a self-directed fund and Williams common stock, provided they allocate their contribution in multiples of 1 percent. A participant may change his investment direction from time to time, subject to certain limitations.

Note 1--Significant accounting policies and description of Plan (continued)

Prior to August, 2002, Unallocated Bonus Employee Stock Ownership Plan ("BESOP") Fund shares of Williams common stock were allocated on an annual basis to the accounts of participating employees on a pro rata basis according to eligible compensation. Certain participants of the Plan who were employed on the last working day of the calendar year and had completed one year of eligible service with the Company participated in the Unallocated BESOP Fund. Company contributions to the Unallocated BESOP Fund were based on the debt service requirements of the Plan, as defined (See Note 4 for changes effective August 2002).

Vesting

A participant has a non-forfeitable vested interest in the current fair value of the assets purchased with his contributions. A participant becomes 20 percent vested in the employer contributions made on his behalf after one year of service as defined by the Plan. Such vesting increases an additional 20 percent for each year of service, becoming 100 percent vested upon five years of service. In addition, a participant's account becomes totally vested by reason of his death, total and permanent disability, reaching age 65, retirement under a pension plan of Williams, permanent layoff or permanent reduction in work force, complete discontinuance of employer contributions, or termination or partial termination of the Plan. Upon certain sales of assets or companies, participants affected by permanent layoff or permanent reduction in work force are also 100 percent vested. Generally, payment of benefits is made at the participant's discretion in Williams common stock and/or cash, or cash only, in a lump sum. Prior to October 15, 2002, participants could also elect distribution in WCG stock to the extent invested in WCG stock.

Employer contributions which are not vested at the time a participant withdraws from the Plan by reason of termination of employment, other than permanent layoff or permanent reduction in work force, are used for certain items as specified in the Plan document, including the reduction of future employer contributions.

In-Service withdrawals

A participant may request a partial in-service withdrawal from the Plan of his Rollover Contribution Account and a portion, as defined in the Plan document, of his After-Tax Account. A participant may make two such withdrawals during any Plan year and is not suspended from participation in the Plan following such a withdrawal.

Note 1--Significant accounting policies and description of Plan (continued)

A participant who has completed two years of participation may request an additional in-service withdrawal from the Plan. The amount available for this withdrawal is calculated as defined in the Plan but in no event shall the amount withdrawable exceed the vested portion of the participant's Employer Matching Contribution Account and Employer Cash Contribution Account and his After-Tax Account portion as defined by the Plan. Outstanding loans will reduce the amount available for additional in-service withdrawals. Upon electing an additional in-service withdrawal, a participant is suspended from participation in the Plan for three months. Only one such withdrawal may be requested every twelve months.

A participant who is at least age 59½ may request a post 59½ withdrawal from the Plan. The withdrawal can include the vested portion of his Employer Contribution Account, Employee Contribution Account, MAPCO Employer Matching Contribution Account and the BESOP Employer Contribution Account. Outstanding loans will reduce the amount available for additional in-service withdrawals. Such withdrawal may be requested at anytime and does not cause the participant to be suspended from the Plan.

A participant who has a balance in a WESOP Account or a Transtock Account may withdraw such balance at anytime. Such withdrawal does not cause the participant to be suspended from the Plan.

Withdrawals from a participant's Pre-Tax Account before age 59½ may be made if he is totally and permanently disabled or has suffered a financial hardship condition. Upon electing a financial hardship withdrawal, a participant is suspended from participation in the Plan for six months.

Participant loans

The Plan permits participants to obtain up to two loans from their account balances within specified limitations. Periodic principal and interest payments are reinvested in various funds as directed by the participant. The interest rate is equal to the prime rate of interest plus one percentage point or such other rate as the Administrative Committee shall specify. Principal and interest is paid ratably through payroll deductions. Effective June 3, 2002, if the participants employment is terminated with the company, the participant may continue to make principal and interest payments through a coupon book payment process, subject to certain limitations.

Note 1--Significant accounting policies and description of Plan (continued)

Other

Each participant has his own individual account, and contributions and investment earnings are recorded to individual participant accounts. Plan investments are valued daily. The market value per share of each fund is multiplied by the number of shares of the fund held in a participant's account to arrive at his account balances.

Dividends and interest earned on assets held in the Unallocated BESOP Fund and certain cash dividends as directed by the participant on allocated shares were used to service any debt incurred by the Plan (See Note 4).

Net investment income (loss), including net appreciation (depreciation) in fair value of investments, on assets held in allocated accounts is applied to the individual participant accounts based on each participant's account balances.

Prior to August 23, 2002, participants could elect to directly receive dividends earned on the vested portions of their Williams common stock fund accounts. Effective August 23, 2002, only participants with Williams common stock in Transtock or WESOP accounts (the "Restricted Williams Common Stock Fund") can elect to receive dividends earned in these accounts.

While Williams has not expressed any intent to terminate the Plan, it may do so at any time. In the event of termination, each participant becomes fully vested in their entire account balance.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Administrative Committee to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2--Investments

The following investments represent 5 percent or more of the Plan's net assets at December 31:

	2002	2001
The Williams Companies, Inc. common stock	$101,515,091*	$872,061,893*
Fidelity Managed Income Portfolio II	87,244,222	**
Fidelity Magellan Fund	53,844,044	79,156,822
Vanguard Institutional Index Fund	42,562,790	**
Fidelity Puritan Fund	32,816,017	**
Fidelity Contrafund	27,654,915	**
Putnam Voyager Fund A	23,585,731	**

*Includes nonparticipant directed investments (See Note 3)
**Investment did not equal or exceed 5 percent of the Plan's net assets at December 31, 2001.

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$ (51,929,589)
Common stock	(806,441,103)
Other	(18,709)
	$(858,389,401)

Note 3--Nonparticipant directed investments

The nonparticipant directed investments in the Plan are held by certain participants who hold Williams common stock in the Restricted Williams Common Stock Fund and those held prior to the final allocation in September, 2002 of the Unallocated BESOP Fund (see Note 4). Information about the net assets and the significant components of the changes in net assets relating to these funds are as follows:

THE WILLIAMS INVESTMENT PLUS PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3--Nonparticipant directed investments (continued)

	Restricted Williams Common Stock Fund December 31,		Unallocated BESOP Fund December 31,	
	2002	2001	2002	2001
Net Assets:				
Williams common stock	$5,751,971	$64,013,888	$ -	$ 31,505,716
Fidelity Institutional Money Markets Funds-Class I	-	-	-	3,804,609
Short Term Income Fund	-	-	-	-
Cash	-	-	-	6,882,936
Interest & dividends receivable	-	-	-	6,226
Contributions receivable	-	-	-	-
Interfund receivable (payable)	-	-	-	-
Other receivables	-	-	-	
Other payables	-	-	-	(2,559,172)
Note payable	-	-	-	(26,567,890)
	$5,751,971	$64,013,888	$ -	$ 13,072,425

	Restricted Williams Common Stock Fund Year Ended December 31, 2002	Unallocated BESOP Fund Year Ended December 31, 2002
Changes in Net Assets:		
Contributions	$ -	$ 16,123,846
Dividends & interest	975,772	506,055
Net depreciation in fair value of assets	(52,898,448)	(27,864,855)
Investment expense	(10,318)	-
Benefits paid to participants	(5,183,988)	-
Interest expense	-	(970,745)
Transfers to participant directed investments	(1,144,935)	(866,726)
	$(58,261,917)	$(13,072,425)

Note 4--Note payable

MAPCO, Inc. (a subsidiary of Williams) borrowed $85,000,000 from a group of insurance companies and loaned the proceeds to the Plan for purposes of purchasing shares of common stock. The loan to the Plan bore interest at 8.43 percent and was collateralized by the unallocated shares of Williams common stock. The loan was repaid in full in August, 2002, and all unallocated shares were released from collateral and allocated to eligible participants in September, 2002.

Note 5--Tax status and federal income taxes

The Plan has received a determination letter from the IRS dated February 24, 2003, stating that the Plan, as restated effective July 1, 2001, is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter, however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Note 6--Subsequent event

Effective April 18, 2003, the Plan was amended to allow certain eligible catch-up contributions as permitted by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

SUPPLEMENTAL SCHEDULE

Schedule 1

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
	Stable Value Fund			
	American International Life	Guaranteed investment contract, 7.17%, matures 08/20/03		2,946,401
	Pacific Life Insurance Company	Guaranteed investment contract, 6.46%, matures 12/15/03		2,273,631
	Rabobank Wrap-Agency MBS	Guaranteed investment contract, 5.39%, matures 03/17/03		4,047,485
	Security Life of Denver	Guaranteed investment contract, 5.93%, matures 10/22/03		4,973,387
	The Travelers	Guaranteed investment contract, 7.36%, matures 03/01/03		2,957,083
	UBS Wrap-Agency MBS	Guaranteed investment contract, 5.04%, matures 04/15/03		2,061,943
	UBS Wrap-Agency MBS	Guaranteed investment contract, 14.67%, matures 06/16/03		4,702,391
	UBS Wrap-Agency MBS	Guaranteed investment contract, 5.86%, matures 03/17/03		2,916,576
*	Fidelity Managed Income Portfolio II	87,244,223 shares of a fund investing in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed-income securities.		87,244,222
	Total Stable Value Fund			114,123,119
	PIMCO Total Return Fund	1,204,903 shares of a fund investing in bonds including U.S. government, corporate, mortgage, and foreign.		12,856,315
*	Fidelity Puritan Fund	2,078,278 shares of a fund investing primarily in stocks and other equity securities and to a lesser extent in bonds and other debt securities, both domestic and foreign.		32,816,017
	Vanguard Institutional Index Fund	529,059 shares of a fund investing in all 500 stocks in the S&P 500 Index in approximately the same proportion as they are represented in the Index.		42,562,790
	Vanguard Equity Income ADM Fund	65,596 shares of a fund investing primarily in dividend paying equity securities. The fund may also invest up to 20% of its assets in bonds and money market securities.		2,571,349
*	Fidelity Contrafund	716,449 shares of a fund investing primarily in common stocks, both domestic and foreign.		27,654,915
*	Fidelity Magellan Fund	681,915 shares of a fund investing primarily in common stocks, both domestic and foreign.		53,844,044
	Putnam Voyager Fund A	1,855,683 shares of a fund investing primarily in common stocks of large and mid-size companies.		23,585,731
	T. Rowe Price Small-Cap Fund	314,965 shares of a fund investing primarily in stocks and equity-related securities of small companies.		6,771,738

*Party-in-interest
**Column not applicable for participant directed investments.

THE WILLIAMS
INVESTMENT PLUS PLAN
EIN: 73-0569878 PLAN: 008
Schedule H, line 4i

Schedule of Assets (held at end of year)
December 31, 2002

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	(e) Current Value
*	Fidelity Diversified International Fund	971,793 shares of a fund investing in foreign securities, primarily common stocks.		16,675,959
*	Fidelity Freedom Income Fund	77,043 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		816,660
*	Fidelity Freedom 2010 Fund	87,254 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		998,181
*	Fidelity Freedom 2020 Fund	67,272 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		715,773
*	Fidelity Freedom 2030 Fund	17,171 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		175,830
*	Fidelity Freedom 2040 Fund	25,339 shares of an asset allocation mutual fund investing in Fidelity stock, bond and money market mutual funds.		148,488
*	The Williams Companies, Inc.	35,467,822 shares of common stock.		95,763,120
	The Williams Companies Inc. - nonparticipant directed	2,130,360 shares of common stock.	$22,961,034	5,751,971
	Self-Directed Fund	A self-directed fund allowing participants to invest in publicly traded stocks, mutual funds and bonds at their discretion.		13,338,521
	Participant Loans	Loans extended to participants at interest rates of 5.25% to 10.5%		18,524,358
				$469,694,879

*Party-in-interest
**Column not applicable for participant directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE WILLIAMS
INVESTMENT PLUS PLAN
(Name of Plan)

By /s/ Marcia MacLeod
Marcia MacLeod
Vice President Rewards and Policy
The Williams Companies, Inc.

Date: June 27, 2003

INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
23	Consent of Ernst & Young LLP
99	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



■ Ernst & Young LLP
3900 One Williams Ctr. (74172)
P.O. Box 1529
Tulsa, Oklahoma 74101

■ Phone: (918) 560-3600
Fax: (918) 560-3691
www.ey.com

Exhibit 23

Consent Of Independent Auditors

We consent to the incorporation by reference in the Registration Statements (Forms S-8 No. 33-51549 and No. 333-85542) pertaining to The Williams Investment Plus Plan of our report dated June 25, 2003, with respect to the financial statements and schedules of The Williams Investment Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP

Tulsa, Oklahoma
June 25, 2003

EXHIBIT 99

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for The Williams Investment Plus Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned, in his capacity as an officer of The Williams Companies, Inc., certifies, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge:

(1) the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition of the Plan.

By: ______________________
Steven J. Malcolm
Chief Executive Officer
June 27, 2003

By: ______________________
Donald R. Chappel
Chief Financial Officer
June 27, 2003